EXHIBIT 12(a)


                  HOUSEHOLD INTERNATIONAL NETHERLANDS B.V.

              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                (All dollar amounts are stated in thousands.)


Six months ended June 30                      1995          1994
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Income from operations                    $  181.3      $  192.1
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Income taxes                                 110.9         112.3
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Fixed charges:
  Interest expense                         8,789.2       6,986.2
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Total earnings as defined                 $9,081.4      $7,290.6
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Ratio of earnings to fixed charges            1.03          1.04
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